UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 25, 2016, SouFun Holdings Limited (the “Company”) issued a press release and held a conference call regarding its financial results for the fourth quarter and fiscal year ended December 31, 2015. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The Company made reference to non-GAAP financial information in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release and financial tables.

Safe Harbor Statements

The press release in Exhibit 99.1 contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the Company’s future financial performance, outlook for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of the Company’s assets and businesses will receive the requisite approvals, whether such restructuring will be carried out as planned, the impact of such restructuring on the Company’s assets and businesses, the impact of the Company’s transformation from a pure Internet information platform to a transaction-oriented platform, the impact of the Company’s implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on the Company and the impact on revenues of the Company’s existing and new service fees reductions, the ability of the Company to retain real estate listing agencies as customers during challenging economic periods, the success of the Company’s new business initiatives, the ability of the Company to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for the Company’s services, its ability to maintain and increase its leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in its quarterly operating results, its continued ability to execute business strategies including its Fang membership services and Fang Online Shop, its ability to continue to expand in local markets, its reliance on online advertising sales and listing services and transactions for its revenues, any failure to successfully develop and expand its content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, its ability to successfully service and process customer loans for its own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: February 26, 2016

Exhibit Index

Exhibit 99.1—Press Release